UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MACRO RISK ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 THIRD AVENUE
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEAN CURNUTT (212)287-2640
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUMSMITH+BROWN, PC
(Name – *if individual, state last, first, middle name*)

TWO LOGAN SQUARE	PHILADELPHIA	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, DEAN CURNUTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MACRO RISK ADVISORS LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2022

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Macro Risk Advisors, LLC
With Report of Independent Registered Public
Accounting Firm
Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities Exchange
Act of 1934
December 31, 2019

Macro Risk Advisors, LLC
Contents
December 31, 2019

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Macro Risk Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Macro Risk Advisors, LLC (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statement, the Company has changed its method of accounting for leases on January 1, 2019 due to the adoption of ASC Topic 842

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

WithumSmith+Brown, PC

February 27, 2020

WithumSmith+Brown, PC Two Logan Square, Suite 2001, 18th and Arch Streets, Philadelphia, Pennsylvania 19103-2726 T (215) 546 2140 F (215) 546 2148 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Macro Risk Advisors, LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	5,226,504
Accounts receivable, net		855,454
Due from clearing broker		878,951
Prepaid expenses		70,100
Lease asset		697,867
Total assets	$	7,728,876

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	1,721,725
Lease Liability	$	705,522
Total liabilities		2,427,247
Member's equity		5,301,629
Total Liabilities and Member's Equity	$	7,728,876

MacroRisk Advisors, LLC
Notes to the Statement of Financial Condition
December 31, 2019

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Macro Risk Advisors, LLC (the *"Company"*), a New York Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934. The Company clears its securities transactions on a fully disclosed basis with a clearing broker. The Company's effective date of organization was May 9, 2008, and the effective date of the Company's registration as a broker-dealer was April 14, 2009.

The Company is a derivatives strategy and transaction execution firm specializing in generating trade ideas and providing financial market intelligence to institutional investors. The Company uses its expertise in derivative sales trading and its access to a diverse liquidity pool to help its clients execute trades in an efficient manner. The Company is a wholly owned subsidiary of Macro Holdings, LLC (the *"Parent"*), and is a member of the Securities Investor Protection Company (*"SIPC"*) and Financial Industry Regulatory Authority (*"FINRA"*).

Accounting Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. Account monitoring procedures are utilized to minimize the risk of loss from accounts receivable. The Company generally does not require collateral or other security from its customers.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts. The allowance for doubtful accounts is estimated based on the Company's historical losses, current economic conditions, and the financial stability of its customers. Accounts receivable are recognized when revenue is earned and billed, and are recorded net of collections or write-offs. During the period, accounts receivable were $1,748,458 at January 1, 2019 and $276,979 at December 31, 2019. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company generally does not charge interest. At December 31, 2019, the Company carried an allowance of $841,000 for doubtful accounts.

Revenue Recognition

The Company follows ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). This guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Securities transactions and the related revenues and expenses are recorded on a trade-date basis as securities transactions occur. The Company believes that the performance obligation is satisfied on the trade-date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. In addition, revenue in connection with commission sharing arrangements ("CSA") is recorded when services have been delivered by the Company and approved by their clients.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. There were no contract assets or liabilities as of January 1, 2019 and December 31, 2019.

Revenue from contracts with customers includes fees from commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Disaggregation of revenue is presented on the face of the Statement of Operations by type of revenue streams the Company earns.

Income Taxes

The Company is a limited liability company (LLC) and a wholly-owned subsidiary of the Parent which is also a limited liability company. For both federal and state tax purposes, LLC's are taxed as partnerships. All income taxes on net earnings are payable by the members of the LLC and, accordingly, no provision for income taxes is required.

Accounting standards clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Accounting standards also provide guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense.

As of December 31, 2019, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company does not file income tax returns because it is a disregarded entity for income tax purposes.

Leases

The Company categorizes leases with contractual terms longer than twelve months as either operating or finance. Finance leases are generally those leases that allow us to substantially utilize or pay for the entire asset over its estimated life. All other leases are categorized as operating leases. Leases with contractual terms of 12 months or less are not recorded on the balance sheet. The Company had no finance leases during 2019.

Certain lease contracts include obligations to pay for other services, such as operations, property taxes, and maintenance. For leases of property, we account for these other services as a component of the lease.

Lease liabilities are recognized at the present value of the fixed lease payments, reduced by landlord incentives, using a discount rate based on similarly secured borrowings available to us. Right of use assets are recognized based on the initial present value of the fixed lease payments, plus any direct costs from executing the leases. Lease assets are tested for impairment in the same manner as long-lived assets used in operations.

Options to extend lease terms, terminate leases before the contractual expiration date, or purchase the leased assets, are evaluated for their likelihood of exercise. If it is reasonably certain that the option will be exercised, the option is considered in determining the classification and measurement of the lease.

2. RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") amending the accounting for leases. The Company adopted the new standard effective January 1, 2019, using the modified retrospective approach. Comparative prior periods were not adjusted upon adoption, as the Company utilized the practical expedient available under the guidance. Further, the Company elected to implement the package of practical expedients, whereby the Company did not (i) reassess existing contracts for embedded leases, (ii) reassess existing lease agreements for finance or operating classification, or (iii) reassess existing lease agreements in consideration of initial direct costs.

Upon adoption, the Company recognized $1,111,349 in right-of-use ("ROU") assets related to its leased property and equipment. Corresponding lease liabilities of $1,111,349 were also recognized. There was no cumulative effect of applying the new standard and accordingly there was no adjustment to retained earnings upon adoption.

3. CLEARING AGREEMENT

The Company introduces its customer transactions to a clearing broker with which it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company is required to maintain a collateral account with its clearing broker that serves as collateral for any losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2019, the Company has a receivable of $878,951 from clearing broker.

4. REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $4,375,957 and minimum net capital requirements of $115,292. The ratio of aggregate indebtedness to net capital was .40 to 1.

5. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK**

As discussed in Note 3, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer and other custodians carry all of the accounts of the customers of the Company and are responsible for custody, collection and payment of funds, and receipt and delivery of securities related to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill the contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are processed properly by the clearing broker/dealer. As of December 31, 2019, all unsettled securities transactions were settled with no resulting liability to the Company.

In addition, the Company maintains a cash account with the clearing broker/dealer. As a result, the Company is exposed to credit risk in the event of insolvency or other failure of the clearing broker/dealer to meet its obligations. The Company manages this risk by dealing with a major financial institution and monitoring its credit worthiness.

6. **LEASES**

The Company leases its office facility for a term of approximately seven years under a long-term, non-cancelable operating lease agreement. The Company has an option to extend the office lease for an additional five years. This option has not been included in the calculation of the lease liability, as it is not reasonably certain that it will be exercised.

The lease provides for increases in future minimum annual rental payments based on a fixed two and one-quarter percent per annum compounding increase of fixed rent. Also, the agreement requires the Company to pay real estate taxes, insurance, and repairs. Because the rates implicit in the leases are generally not available, the Company utilizes its incremental borrowing rate of 6% as the discount rate.

The Parent of the Company is the named lessee of the Company's office space. However, all costs of this lease are absorbed by the Company. This lease expires in 2021. Rent expense for the year ended December 31, 2019 was $463,386 which is included in rent and utilities on the statement of income. Cash paid for amounts included in measurement of the lease liability was $455,832 for the year ended December 31, 2019.

The undiscounted cash flows associated with future maturities of the operating lease are:

Year ending December 31,		
2020		466,088
2021		275,420
	$	741,508
Less: imputed interest		35,986
Lease liability at December 31, 2019	$	705,522

7. **SUBSEQUENT EVENTS**

Subsequent events have been evaluated through the date the financial statements were issued. No material subsequent events have occurred since December 31, 2019 that required recognition or disclosure in our current period financial statements.